Filed by Olin Corporation

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Huntsman Corporation

Commission File No.: 001-32427

On June 16, 2026, the following email was sent to employees of Olin Corporation (“Olin”) in connection with the proposed transaction between Olin and Huntsman Corporation (“Huntsman”) (the “Proposed Transaction”):

Olin Team,

Today, we announced that Olin and Huntsman have entered into a definitive agreement to combine in an all-stock merger of equals, creating an integrated North American chemicals leader. You can read the press release here.

The proposed combination brings together highly complementary businesses and capabilities in Olin and Huntsman, enabling a vertically integrated platform with meaningful opportunities to better serve customers, a structurally lower cost position, and enhanced ability to create long-term value across cycles and regions.

Winchester will continue to operate as an important business within the combined company and will continue to grow its industry-leading brand and deepen its long-term relationships with sporting, law enforcement, and military customers.

There is much opportunity ahead, and value to create, as OlinHuntsman Corporation. And I know this is the team to bring this idea to life.

Today’s announcement is a major milestone for our organization and will result in some changes over time as we work to bring the businesses together following transaction close, which we expect to occur in the first half of 2027. But our most fundamental ALL IN values are steadfast, and shared with Huntsman – those of safety, integrity, employee empowerment, and creating value for each of our stakeholder groups. Those values will continue to guide us as we move through this new and exciting chapter.

At the same time, I must reiterate that today is only Day 1 of a long process. For you, our Olin teammates, nothing changes right now so we have to stay focused. Until the transaction closes, Olin and Huntsman remain separate companies and it is business as usual. This means that your role, pay, benefits, and reporting lines are unchanged. We are counting on you to not lose sight of our most important day-to-day responsibilities, delivering on this year’s objectives and on advancing the strong momentum we have - safely, as always.

Please join me and Todd Slater for a Global Town Hall today as I share more about the transaction, what it means for our company, and the opportunities we see ahead.

I know you will have many questions. Together with the Executive Leadership Team, we are committed to communicating transparently and sharing updates when we can. A dedicated MyOlin page with FAQs and ongoing updates will be available soon. As we move forward, our focus will be on bringing these two organizations together thoughtfully, responsibly and with a clear commitment to our people, customers, communities, and shareholders.

Thank you for staying focused on safety, serving our customers, and supporting one another.

Sincerely,

Ken Lane

President & CEO

On June 16, 2026, the following text message was sent to employees of Olin in connection with the Proposed Transaction:

LCAAP: Earlier today, Winchester’s parent company Olin announced it is combining with Huntsman in an all-stock merger of equals to create an integrated North American chemicals leader. Importantly, Winchester will continue to be U.S. owned and will operate as a key business within the combined company, and Olin and Huntsman are committed to preserving everything that has earned Winchester its title of ‘The American Legend.’ In short, it is business as usual for all of us. Your role remains the same, and the American warfighter can continue to rely on Winchester for all their ammunition needs. You can read more important information about the combination in the press release we issued here. Thanks for all that you do for Winchester, and we’ll keep you updated if there is any relevant news to share.

EALT & OXFD: Earlier today, Winchester’s parent company Olin announced it is combining with Huntsman in an all-stock merger of equals to create an integrated North American chemicals leader. Importantly, Winchester will continue to be U.S. owned and will operate as a key business within the combined company, and Olin and Huntsman are committed to preserving everything that has earned Winchester its title of ‘The American Legend.’ In short, it is business as usual for all of us. Your role remains the same, and our customers can continue to rely on Winchester for all their ammunition needs. You can read more important information about the combination in the press release we issued here. Thanks for all that you do for Winchester, and we’ll keep you updated if there is any relevant news to share.

On June 16, 2026, the following emails were sent to customers of Olin in connection with the Proposed Transaction:

Dear [INSERT NAME],

I’m writing to share that Olin has entered into a definitive agreement to combine with Huntsman, creating an integrated North American chemicals leader with enhanced scale and scope. You can read more in the press release we jointly issued: [INSERT LINK].

This transaction brings together two highly complementary businesses to create a more resilient and value-focused company. By combining Olin’s chemical assets with Huntsman’s downstream technologies and materials expertise, the company will benefit from enhanced supply chain integration, expanded manufacturing capabilities, and complementary positions across key chemical value chains, enabling us to better serve customers.

As part of a larger company anchored in North America, we will also deliver to diverse and growing end markets and have significant cost synergy opportunities and disciplined capital allocation, unlocking more opportunities to grow. Taken together, this means we will be an even stronger and more reliable supplier to you. We look forward to continuing to deliver relentlessly across all your solution needs.

Looking ahead, we expect the transaction to close in the first half of 2027, subject to customary closing conditions. Until that time, Huntsman and Olin will remain separate and independent companies, and we will continue to operate as usual. Your Olin contacts remain the same, and all current contracts and commitments are unchanged. As we begin integration planning with Huntsman, we will stay closely coordinated with you to ensure continuity and continue meeting your expectations. If you have any questions, please reach out to your Olin representative.

Thank you for your ongoing collaboration. We look forward to building on our relationship in this next chapter for Olin.

Sincerely,

[INSERT NAME]

Dear [INSERT NAME],

I’m writing to share that Olin has entered into a definitive agreement to combine with Huntsman, creating an integrated North American chemicals leader with enhanced scale and scope. You can read more in the press release we jointly issued: [INSERT LINK].

This transaction brings together two highly complementary businesses to create a more resilient and value-focused company. By combining Olin’s chemical assets with Huntsman’s downstream technologies and materials expertise, the combined company will have a fully integrated epoxy value chain with an industry-leading end-use portfolio, along with enhanced supply chain integration, expanded manufacturing capabilities and complementary positions across key chemical value chains, enabling us to better serve customers.

As part of larger company anchored in North America but reaching across the globe, we will also benefit from greater production capacity, deliver to diverse and growing end markets and have significant cost synergy opportunities and disciplined capital allocation, unlocking more opportunities to grow. Taken together, this means we will be an even stronger and more reliable supplier to you. Importantly, this is not about taking anything away from the relationships and service you have come to expect from us, but about bringing together the expertise of two leaders to better support customers over time. We look forward to continuing to deliver relentlessly across all your solution needs.

Looking ahead, we expect the transaction to close in the first half of 2027, subject to customary closing conditions. Until that time, Huntsman and Olin will remain separate and independent companies, and we will continue to operate as usual. Your Olin contacts remain the same, and all current contracts and commitments are unchanged. Please continue to work directly with your existing Olin representatives for all business needs, and keep your Huntsman relationships separate. As we begin integration planning with Huntsman, we will stay closely coordinated with you to ensure continuity and continue meeting your expectations. If you have any questions, please reach out to your Olin representative.

Thank you for your ongoing collaboration. We look forward to building on our relationship in this next chapter for Olin.

Sincerely,

[INSERT NAME]

Dear [INSERT NAME],

We’re writing to be sure you hear directly from us regarding some important news about the future of Winchester. Olin – Winchester’s parent company - has entered into a definitive agreement to combine with Huntsman in an all-stock merger of equals, creating an integrated North American chemicals leader. You can read more in the press release: [INSERT LINK].

Importantly, Winchester will continue to be U.S.-owned and will operate as a key business within the combined company, maintaining our industry-leading brand built on delivering innovative ammunition products and providing top-shelf service to our loyal customer base.

Our legacy in servicing hunters and shooters, law enforcement and the U.S. warfighter runs deep. From our research and development efforts to our manufacturing processes allowing for the most precision focused products, we understand the value of product quality and performance. As a combined company, Olin and Huntsman are committed to preserving everything that has earned Winchester its title of ‘The American Legend’ and maintaining our position as a world leader in innovative ammunition.

In other words, it is business as usual at Winchester, and you can continue to rely on us for all your small caliber ammunition needs.

Thank you for choosing Winchester. We look forward to continuing to service you as we enter this next chapter.

Sincerely,

[INSERT NAME]

On June 16, 2026, the following email was sent to suppliers of Olin in connection with the Proposed Transaction:

Dear [INSERT NAME],

As a valued supplier to Olin, I am reaching out to share important news about our company. Olin has entered into a definitive agreement to combine with Huntsman, creating an integrated North American chemicals leader with enhanced scale and scope.

This transaction brings together two highly complementary businesses to create a more resilient and value-focused company. By combining Olin’s chemicals assets with Huntsman’s downstream technologies and materials expertise, the combined company will have a fully integrated epoxy value chain with an industry-leading end-use portfolio, along with enhanced supply chain integration, expanded manufacturing capabilities and complementary positions across key chemical value chains, enabling us to better serve customers.

As part of a larger company anchored in North America but reaching across the globe, we will also benefit from greater production capacity, deliver to diverse and growing end markets and have significant cost synergy opportunities and disciplined capital allocation, unlocking more opportunities to grow. Taken together, this means we will be an even stronger collaborator.

Today’s announcement is a major milestone for our organization, but is only the first step in a longer process to bring Huntsman and Olin together. Until closing, which we expect in the first half of 2027, subject to customary closing conditions, Olin and Huntsman will remain separate and independent companies. This means that it remains business as usual for all of us here at Olin and for the suppliers we work with. All existing contracts, points of contact, ordering processes, payment processes and day-to-day ways of working are unchanged.

We will keep you informed as we move through the transaction process and have updates to share. In the meantime, please continue to work with your normal Olin contact. If you have any questions, please reach out to that contact directly.

We greatly value our relationship with your organization and thank you for your support. We look forward to continuing to work with you in this new and exciting chapter.

Sincerely,

[INSERT NAME]

On June 16, 2026, the following emails were sent to stakeholders of Olin in connection with the Proposed Transaction:

[INSERT NAME],

I’m reaching out to make sure you hear directly from me regarding an exciting announcement Olin made earlier today. Olin has entered into a definitive agreement to combine with Huntsman, creating an integrated North American chemicals leader. You can read more in our joint press release: [INSERT LINK].

This combination brings together highly complementary upstream and downstream capabilities. Olin brings manufacturing and feedstock capabilities, including chlorine and caustic soda, while Huntsman brings downstream products and formulation expertise.

Together, the combined company will have enhanced scale, scope and expanded chlorine optionality, enabling it to create value across markets and cycles. We believe the combination will strengthen our ability to serve customers across markets and cycles and continue building long-term partnerships. Importantly, Huntsman also shares our commitment to safety, customer service, responsible manufacturing and the communities where we operate.

While we are looking forward to combining with Huntsman, today’s announcement is just the first step in the transaction process. Looking ahead, we expect the transaction to close in the first half of 2027, subject to customary closing conditions, including required regulatory approvals and the approval of Olin’s and Huntsman’s shareholders.

Until then, Olin and Huntsman will continue to operate as separate, independent companies and this announcement will not impact our day-to-day operations. Your members’ wages, benefits and other terms and conditions of employment will continue to be governed by the agreement reached with Olin. As we move forward, our focus will be on bringing these two organizations together thoughtfully, responsibly and with a clear commitment to our people, customers, communities and shareholders. We will continue to keep you and your members informed of any relevant updates as we move through this process.

In the meantime, please do not hesitate to reach out to your usual contact(s) with any questions you have regarding this transaction and what it means for you and your members.

We value our relationship with [INSERT NAME], and we will continue to keep you informed as we move through this process.

Sincerely,

[INSERT NAME]

Dear [INSERT NAME],

This morning, we announced a definitive agreement to combine with Huntsman in an all-stock merger of equals, creating an integrated North American chemicals leader. The press release can be found at [INSERT LINK].

Together, the combined company will have enhanced scale, scope and expanded chloring optionality, enabling us to better create value across markets and cycles. We believe the combination will strengthen our ability to serve customers with broader, more integrated solutions, continue building long-term partnerships and provide greater opportunities for our employees.

The transaction is expected to close in the first half of 2027, subject to customary closing conditions, including required regulatory approvals and the approval of Olin’s and Huntsman’s shareholders. Until closing, it is business as usual. Olin and Huntsman will continue to operate as separate, independent companies.

We greatly value our relationship with your organization and thank you for your continued support. If you have any questions about today’s announcement, please do not hesitate to reach out.

Sincerely,

[INSERT NAME]

This morning, Olin announced a definitive agreement to combine with Huntsman in an all-stock merger of equals, creating an integrated North American chemicals leader named OlinHuntsman Corporation. The combined company will have highly complementary upstream and downstream capabilities, positioned to better serve customers and drive long-term value creation. I have attached today’s press release and presentation for your convenience.

In addition to our 8:00am ET public investor call, CITI Corporate Access may reach out this morning to help to arrange a time for Ken Lane and Peter Huntsman to review the proposed transaction with you in more detail.

We look forward to discussing in greater depth!

Kind Regards,

[INSERT NAME]

Additional Information and Where to Find It

This communication may be deemed to be solicitation material in respect of the proposed transaction between Olin and Huntsman. In connection with the proposed transaction, Olin and Huntsman intend to file relevant materials with the United States Securities and Exchange Commission (the “SEC”), including, among other filings, an Olin registration statement on Form S-4 in connection with the proposed issuance of shares of Olin’s common stock pursuant to the proposed transaction, which Form S-4 will include a joint proxy statement/prospectus of Olin and Huntsman, which after the registration statement is declared effective by the SEC, will be mailed to shareholders of Olin and stockholders of Huntsman seeking their approval of their respective transaction-related proposals. INVESTORS AND STOCKHOLDERS OF OLIN AND HUNTSMAN ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC IN THEIR ENTIRETY, INCLUDING THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION, THE PARTIES TO THE PROPOSED TRANSACTION AND ANY SOLICITATION. This communication is not a substitute for the registration statement, the joint proxy statement/prospectus or any other document that Olin or Huntsman may file with the SEC and send to their respective shareholders and stockholders in connection with the proposed transaction. Investors and securityholders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus, as each may be amended or supplemented from time to time, and other relevant documents filed with the SEC by Olin and Huntsman (when they become available) from the SEC’s website at www.sec.gov, on Olin’s website at www.olin.com under the tab “Investors” and under the heading “SEC Filings” and on Huntsman’s website at www.huntsman.com under the tab “Investors” and under the heading “Financials” and subheading “SEC filings.”

Participants in the Solicitation

Olin, Huntsman, their respective directors, executive officers and certain other members of management and employees, under SEC rules, may be deemed to be “participants” in the solicitation of proxies from Olin’s shareholders and Huntsman’s stockholders in connection with the proposed transaction. Information about Olin’s directors and executive officers is set forth in Olin’s Proxy Statement on Schedule 14A for its 2026 Annual

Meeting of shareholders, which was filed with the SEC on March 20, 2026, its Annual Report on Form 10-K for the year ended December 31, 2025, which was filed with the SEC on February 20, 2026, its Current Report on Form 8-K, which was filed with the SEC on April 30, 2026, and subsequent statements of changes in beneficial ownership on file with the SEC, including the Initial Statements of Beneficial Ownership on Form 3, Statements of Change in Ownership on Form 4 or Annual Statements of Beneficial Ownership on Form 5 on file with the SEC, including filings made on March  20, 2026, May  5, 2026, May  5, 2026, May  5, 2026, May  5, 2026, May  5, 2026, May  5, 2026, May  5, 2026, May  5, 2026, May  19, 2026 and June 3, 2026. Information about Huntsman’s directors and executive officers is set forth in the Huntsman Proxy Statement on Schedule 14A for its 2026 Annual Meeting of stockholders, which was filed with the SEC on March 16, 2026, its Annual Report on Form 10-K for the year ended December 31, 2025, which was filed with the SEC on February 18, 2026, its Current Report on Form 8-K, which was filed with the SEC since May 1, 2026, and subsequent statements of changes in beneficial ownership on file with the SEC, including the Initial Statement of Beneficial Ownership on Form 3, Statements of Change in Ownership on Form 4 or Annual Statements of Beneficial Ownership on Form 5 on file with the SEC, including filings made on June  3, 2026.

Additional information concerning the interests of potential participants in the solicitation of proxies in connection with the proposed transaction, which may, in some cases, be different than those of Olin’s shareholders or Huntsman’s stockholders generally, will be set forth in the registration statement, the joint proxy statement/prospectus and other relevant materials to be filed with the SEC relating to the proposed transaction. You may obtain these documents (when they become available) free of charge through the website maintained by the SEC at http://www.sec.gov and from the Olin or Huntsman websites described above.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy or exchange any securities or a solicitation of any vote or approval in any jurisdiction. It does not constitute a prospectus or prospectus equivalent document. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains “forward-looking statements”. These statements relate to analyses and other information that are based on management’s current beliefs, certain assumptions and forecasts made by management, and current expectations, estimates and projections. Such forward-looking statements include statements regarding the proposed combination between Olin and Huntsman, the future results of the combined company and the benefits anticipated to be realized from the proposed combination, the impact of the proposed transaction on the combined company’s business, projections as to the amount and timing of synergies and the closing date for the proposed transaction, and other uncertainties and contingencies in connection with the foregoing. The statements contained in this communication that are not statements of historical facts may include “forward looking statements” as defined in the Private Securities Litigation Reform Act of 1995. We have used the words “anticipate,” “intend,” “may,” “expect,” “believe,” “should,” “plan,” “outlook,” “project,” “estimate,” “forecast,” “optimistic,” “target” and variations of such words and similar expressions in this communication to identify such forward-looking statements.

The reader is cautioned not to rely on these forward-looking statements. These statements are based on current expectations of future events. If underlying assumptions prove inaccurate or known or unknown risks or uncertainties materialize, actual results could vary materially from these forward-looking statements. Risks and uncertainties include, but are not limited to: (i) the risk that the proposed transaction may not achieve some or all of the anticipated benefits and that the proposed transaction may not be completed in a timely manner or at all; (ii) the failure to receive, on a timely basis or otherwise, the required approvals of the proposed transaction by Olin’s shareholders or Huntsman’s stockholders; (iii) the possibility that any or all of the various conditions to the consummation of the proposed transaction may not be satisfied or waived, including the failure to receive any required regulatory approvals from any applicable governmental entities (or any conditions, limitations or restrictions placed on such approvals); (iv) the possibility that competing offers or acquisition proposals may be made; (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement relating to the proposed transaction; (vi) the effect of the announcement or pendency of the proposed transaction on Olin’s or Huntsman’s ability to attract, motivate or retain key executives and associates, their ability to maintain relationships with customers, vendors, service providers and others with whom they do business, or their operating results and business generally; (vii) risks related to the proposed transaction diverting management’s attention from Olin’s and Huntsman’s ongoing business operations; (viii) the risk of stockholder litigation in connection with the proposed transaction, including resulting expense or delay; (ix) business, industry and operational risks applicable to Olin and/or Huntsman, including (a) sensitivity to economic, business and market conditions in the United States and overseas, including economic instability or a downturn in the sectors served by Olin and/or Huntsman; (b) declines in average selling prices for Olin’s and/or Huntsman’s products and the supply/demand balance for Olin’s and/or Huntsman’s products, including the impact of excess industry capacity; (c) unsuccessful execution of Olin’s and/or Huntsman’s operating models; (d) failure to control costs and inflation impacts or failure to achieve targeted cost reductions; (e) availability of and/or higher-than-expected costs of raw material, energy, transportation, and/or logistics; (f) Olin’s and/or Huntsman’s reliance on a limited number of suppliers for specified feedstock and services and their reliance on third-party transportation; (g) the occurrence of unexpected manufacturing interruptions and outages, including those occurring as a result of labor disruptions and production hazards; (h) exposure to physical risks associated with climate-related events or increased severity and frequency of severe weather events; (i) the failure or an interruption, including cyber-attacks, of Olin’s and/or Huntsman’s information technology systems, including risks from the rapid evolution and increased adoption of artificial intelligence technologies that may intensify cybersecurity risks and enable new or augment existing attack techniques and the potential for intellectual property infringement or unintentional disclosure of proprietary or confidential information through artificial intelligence tools; (j) risks associated with Olin’s and/or Huntsman’s international sales and operations, including economic, political or regulatory changes; (k) weak industry conditions affecting Olin’s and/or Huntsman’s ability to comply with the financial maintenance covenants in its debt agreements; (l) Olin’s and/or Huntsman’s indebtedness and debt service obligations; (m) failure to identify, attract, develop, retain and motivate qualified employees throughout the respective organizations and ability to manage executive officer and other key senior management transitions; (n) adverse conditions in the credit and capital markets, limiting or preventing Olin’s and/or Huntsman’s ability to borrow or raise capital; (o) Olin’s and/or Huntsman’s inability to complete future acquisitions or joint venture transactions or successfully integrate them into the business; (p) the effects of any declines in global equity markets on asset values and any declines in interest rates or other significant assumptions used to value the liabilities in, and funding of, Olin’s and/or Huntsman’s pension plans; (q) Olin’s and/or Huntsman’s long-range plan assumptions not being realized, causing a non-cash impairment charge of long-lived assets; (r) exposure to risks associated with the creditworthiness of Olin’s and/or Huntsman’s key suppliers, customers and business partners and reductions in demand for their customers’ products; (s) failure to develop new products, processes or applications, or failure to keep pace with evolving technological innovations in end-use markets; (t) inability to protect patents and trade secrets or enforce intellectual property rights, particularly in countries where effective intellectual property laws and judicial systems may be unavailable; (u) conflicts, military actions, terrorist attacks, political events, public health crises and general instability, along with increased security regulations, that could adversely affect Olin and/or Huntsman’s business; and (v) legal, environmental and regulatory risks, including (a) changes in, or failure to comply with, legislation or government regulations or policies, including changes regarding Olin’s and/or Huntsman’s ability to manufacture or use certain products and changes within the international markets in which Olin and/or Huntsman operate; (b) new regulations or public policy changes regarding the transportation of hazardous chemicals and the security of chemical manufacturing facilities; (c) unexpected outcomes from legal or regulatory claims and proceedings; (d) costs and other expenditures in excess of those projected for environmental investigation and remediation or other legal proceedings; (e) various risks associated with Olin’s Lake City U.S. Army Ammunition Plant contract and performance under other governmental contracts; and (f) compliance with data privacy regulations, including the General Data Protection Regulation (GDPR) and other applicable data privacy laws, which could result in substantial fines, penalties and legal liability.

All of Olin’s and Huntsman’s forward-looking statements should be considered in light of these factors. In addition, other risks and uncertainties not presently known to Olin or Huntsman or that Olin or Huntsman consider immaterial could affect the accuracy of the forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties, and assumptions, which are difficult to predict and many of which are beyond the control of Olin and/or Huntsman. Therefore, actual outcomes and results may differ materially from those matters expressed or implied in such forward-looking statements. A further list and descriptions of these risks, uncertainties, and other factors can be found in Olin’s filings with the SEC, including its most recent Annual Report on Form 10-K and subsequent Quarterly Reports on Form 10-Q and other filings, available at the website maintained by the SEC at http://www.sec.gov, https://olin.com or on request from Olin and in Huntsman’s filings with the SEC, including its most recent Annual Report on Form 10-K and subsequent Quarterly Reports on Form 10-Q and other filings, available at the website maintained by the SEC at http://www.sec.gov, https://www.huntsman.com or on request from Huntsman. Any forward-looking statement made in this communication speaks only as of the date of this communication. Neither Olin nor

Huntsman undertake any obligation to update publicly any forward-looking statements, or any other information in this communication whether as a result of future events, new information or otherwise, or to correct any inaccuracies or omissions in them which become apparent. All forward-looking statements in this communication are qualified in their entirety by this cautionary statement.